

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Edward Zimmerman III
President and Chief Executive Officer
American Riding Tours, Inc.
848 N. Rainbow Blvd., #136
Las Vegas, NV  89107

> **Re:    American Riding Tours, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 20, 2013**
> **File No. 333-191272**

Dear Mr. Zimmerman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding prepaid legal expenses, no revenues to date and appear to have no or nominal operations. Please revise the prospectus throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 9 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

3. Please give consideration to Rule 8-08 of Regulation S-X in regard to the age of financial statements included in the next amended filing.

4. Please revise the registration statement throughout to clearly paginate each page.

Prospectus Cover Page

5. Please refer to the fourth paragraph. We note your disclosure that "the offering will close on [date], 2013." Please revise to clarify the duration of the company's offering. Refer to Rule 415(a)(2) of the Securities Act of 1933 for guidance and duration limitations applicable to certain offerings. Please also revise the prospectus throughout accordingly. See also Item 501(b)(8)(iii), regarding the inclusion of a date for when a best efforts offering will end.

6. Please advise whether both the best efforts and selling shareholder offering will end at the same time.

7. Please refer to the fifth paragraph. We note your disclosure that "[t]he selling securityholder is an 'underwriter,' as such term is defined in the Securities Act of 1933." Please revise to state that the selling securityholder, MVS, Inc., is an "underwriter," as such term is defined in the Securities Act of 1933.

Prospectus Summary, page 4

Our Company, page 4

8. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the Description of Business section on page 35 to provide a detailed summary of your business and current operations. In this regard, include the steps you have taken to

date to become an operating company.  Revise to clarify, if true, that you have not provided any motorcycle tours to date and that you do not own any equipment necessary to provide any motorcycle tours.  To the extent that you discuss future business plans here, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations.  This includes the need for financing.  If financing may not be available, please clarify that.

9. Please refer to the third paragraph.  Please revise to disclose (i) your revenues since inception on February 27, 2013, (ii) the implied aggregate price of your common stock based on the offering price of $0.01 and (iii) your total stockholders' equity (deficit) as of the latest balance sheet date.

10. Please refer to the third paragraph.  It appears that "net loss applicable to common shareholders of $(10,000) since [your] inception on February 27, 2013 through the interim period of June 30, 2013" in the third paragraph should be $13,500 based on the succeeding paragraph and the interim financial statements included in the filing.  Please revise accordingly.

11. We note your disclosure in the fourth paragraph that your auditor has issued a going concern opinion.  Please revise to disclose your monthly "burn rate," pre and post offering, and the month you will run out of funds without additional capital.  Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of additional capital needed for each purpose.  In this regard, we note your disclosure in the Description of Business section on page 35 that you need to raise $100,000 to obtain office space, hire and train staff and to market the company's tour services.  Please update the amount of cash you have as the most recent practicable date and update with subsequent amendments.

12. It appears that you do not have sufficient cash to continue operations or to implement your plan of operations.  Please further revise the fourth paragraph to clearly disclose the consequences to your operations if you are unable to obtain a sufficient amount of funding.

13. We note your disclosure in the fourth paragraph that your management has agreed to contribute money to the company to keep it operational for the next twelve months.  Please advise whether you have any written agreements in place with management to contribute this money.  If you do not have any written agreements in place, revise your disclosure accordingly and clarify that there is no guarantee that management will contribute such money when and in the amounts needed to continue operations.

14. We note that your sole officer and director is involved in other business endeavors and that he intends to devote approximately 8-10 hours a week to your business on a going forward basis.  Please revise to disclose such information here.

The Offering, page 7

15. Please briefly state the 4.9% beneficial ownership limitation on the conversion of the preferred stock here.

Risk Factors, page 9

16. Please refer to the second introductory paragraph.  Please revise to clarify that investors should consider the risks discussed in this section before deciding whether to purchase your preferred or common stock.  In this regard, we note that the second sentence as currently drafted is limited to common stock.  Please also revise the third introductory paragraph accordingly.

17. We note that a large number of risk factors appear overly generic and could apply to any business.  Please revise your risk factors so that they are narrowly tailored towards your business.

18. Please revise to include a risk factor to disclose that your sole officer is not currently receiving any salary compensation and disclose that your sole officer and director will have discretion to set any future compensation.  Also disclose the salary compensation he ultimately expects to receive, if practicable.  The disclosures will help investors evaluate your financial statements.

We have no operating history and limited historical financial information, page 9

19. We note the reference to "audio housing systems."  Please revise or advise.

We may not be able to attain profitability without additional funding, page 10

20. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations.  Please also revise to disclose that you have no cash on hand.

Future sales of shares by existing controlling stockholders, page 19

21. Given your possible status as a shell company, please revise to discuss any limitations imposed by Rule 144(i) of Securities Act of 1933. Refer to our comment above regarding your possible status as a shell company.

There are no commitments to purchase any of our common stock, page 19

22. We note the reference in the first sentence to 500,000 shares of common stock. We also note that the company is offering 300,000 shares of common stock. Please reconcile.

Use of Proceeds, page 22

23. Please refer to the 10% funding scenario column of the included table. We note that the total proceeds at the 10% funding level has been calculated incorrectly. Please revise.

24. Please explain to us how the expenses of issuance and distribution presented on page 31 are reflected on this page. Also, it appears the total proceeds from the offering plus cash on hand that, based upon your disclosures, appears to be zero are insufficient to satisfy all of the expenses of issuance and distribution. Please address this circumstance here and in the computation of dilution on page 23 as appropriate.

25. Also, if true, please revise to clearly indicate that the gross proceeds from the offering will be insufficient to cover your anticipated offering expenses, detail the amount of any shortfall under the various funding scenarios and disclose the source of funds necessary to cover any shortfall. As such, we note the use of proceeds listed for advertisement, website development and Bluetooth headsets. Please advise or revise to clarify, as we note the risk factor, "Our Management has discretion," indicates you will have a net shortfall after offering expenses for this offering. To the extent cash on hand in the past was used to prepay certain offering expenses, please revise to clarify these facts. Please also revise the "Use of Proceeds" caption of The Offering section on page 7 accordingly.

Selling Security Holder, page 24

26. Please disclose here the conversion price for the preferred shares or clarify there is no conversion price. Please also disclose here the amount of common shares that each preferred share converts into.

Shares Eligible for Future Sale, page 33

Special Provisions for "Shell Companies," page 33

27. Please revise to clarify if you are a shell company.

Description of Business, page 35

Company Overview, page 35

28. Please revise this section to provide a clear picture of your business and current operations. We note that the disclosure in this section appears anticipatory in nature. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. Please revise to clarify, if true, that you have not provided any motorcycle tours to date and that you do not own any equipment necessary to provide any motorcycle tours. To the extent you discuss your future plans for operations throughout this section, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

29. Please revise to discuss in greater detail your intended motorcycle tours to include tour logistics, types of tours (on-road or off-road), equipment, duration, pricing, expenses, etc. For example, we note that you do not own any assets. How will your employees provide these tours? We also note that certain intended tour destinations are over four hours away from Las Vegas, Nevada. Will your tours include overnights or will they be full day tours? Please include enough information so that investors can clearly understand the nature and scope of your tours and how you intend to generate revenue.

30. Please refer to the fourth paragraph. We note that the net loss amount disclosed in this paragraph does not align with your interim financial statements. In this regard, we note your interim financial statements disclose a net loss applicable to common stockholders of $13,500. Please reconcile or advise.

<u>Las Vegas Travel and Tourism Market, page 36</u>

31. The number of motorcycles entering Nevada and the number of motorcycles sold nationally in any given year do not appear directly related to your potential customer base. Please revise this section to discuss industry statistics which are directly related to your current business and operations. Alternatively, please delete. Additionally, we note that the industry statistics disclosed in this section appear dated. To the extent industry statistics are included in subsequent amendments, please include updated information.

<u>Marketing Strategy, page 36</u>

32. We note your disclosure in the first paragraph that your marketing strategy offers the company "huge growth and revenue potential." Please delete. Marketing language that cannot be objectively substantiated should be removed.

33. We note that you intend to pursue a multi-pronged marketing strategy including direct marketing, marketing through the internet, magazines, industry publications, newspapers and other print media, marketing at trade shows and other industry specific events, marketing through joint venture partnerships and through your website. Please revise this section, the Web Site and Internet Presence, Social Media and Business Networks, Direct Sales and Media Exposure sections to discuss in greater detail the time frame for implementing these future plans and the associated costs.

<u>Management's Discussion and Analysis, page 43</u>

<u>Plan of Operation, page 43</u>

34. Please explain to us, and revise your disclosure accordingly, how you support your belief that you have sufficient cash to finance your operations for the next 12 months when cash on hand is zero and no revenues have been generated.

35. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Liquidity and Capital Resources, page 44

36. We note your zero cash balance, your current liabilities, your expectation to incur losses over the next year, your disclosure on page 35 that you require an additional $100,000 for working capital and that you will need capital to cover the costs of being a public company.  Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Cash Requirements, page 45

37. We note your disclosure in this section that you need to raise approximately "$100,000 over a two year period."  We note that you have a zero cash balance and that significant steps remain to commence your plan of operations.  Please reconcile the additional financing requirements timing in this section with the remainder of the prospectus.  Additionally, please confirm that this section has been revised for this company.  In this regard, we note the reference to "developing and marketing additional educational apps."  Please revise or advise.

Certain Relationships and Related Transactions, page 56

38. We note that you have a related-party loan with Mr. Zimmerman.  Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K.  To the extent there is a written agreement governing this loan, please file a copy as a material contract.

Legal Matters, page 56

39. We note that counsel's opinion opines on both your common and preferred stock being offered hereby.  Please revise accordingly.

Exhibit 5.1

40. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering.  In this regard, we note that the first paragraph should be revised to more clearly distinguish between shares being offered by the company and the shares being offered by the selling securityholder.

41. Please have counsel revise the second numbered opinion to opine that (i) the 300,000 shares of common stock being offered by the company will be legally issued, fully paid and non-assessable, (ii) the 200,000 shares of Series A Convertible Preferred Stock being offered by the selling securityholder are legally issued, fully paid and non-assessable and (iii) the 20,000,000 shares of common stock being offered by the selling securityholder upon conversion of the Series A Convertible Preferred Stock in accordance with the company's Articles of Incorporation will be legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc:     Via E-mail
        Thomas C. Cook, Esq.